UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended October 31, 2022

reAlpha Asset Management Inc.

(Exact name of issuer as specified in its Certificate of Formation)

Delaware	86-3425507
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

6515 Longshore Loop, Suite 100

Dublin, OH 43017

(Full mailing address of principal executive offices)

+1-707-732-5742

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

This Semiannual Financial Report (the “Semiannual Report”) contains forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be forward-looking statements. Such forward-looking statements include statements regarding, among others, (a) our growth strategies, (b) our future financing plans, and (c) our anticipated needs for working capital. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by the use of the words “may,” “will,” “should,” “expect,” “anticipate,” “approximate,” “estimate,” “believe,” “intend,” “plan,” “budget,” “could,” “forecast,” “might,” “predict,” “shall” or “project,” or the negative of these words or other variations on these words or comparable terminology. This information may involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. These statements may be found in this Semiannual Report.

Forward-looking statements are based on our current expectations and assumptions regarding our business, potential target businesses, the economy, and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements as a result of various factors, including, without limitation, changes in local, regional, national or global political, economic, business, competitive, market (supply and demand), and regulatory conditions.

We caution you therefore that you should not rely on any of these forward-looking statements as statements of historical fact or as guarantees or assurances of future performance. All forward-looking statements speak only as of the date of this Semiannual Report. We undertake no obligation to update any forward-looking statements or other information contained herein.

The financial statements included herein should be read in conjunction with the audited financial statements and related notes for the fiscal year ended April 30, 2022, contained in the Company’s Annual report filed with the Securities and Exchange Commission on August 30, 2022.

Overview

ReAlpha Asset Management Inc. is a Delaware corporation formed in April 2021 (the “Company” or “reAlpha Homes”). We utilize the DBA designation of “reAlpha Homes” and “reAlpha HOMES.” Our mission is to empower retail investor participation in short-term rental properties. We were founded on the belief that every person should have access and freedom to pursue wealth creation through real estate. However, there are significant barriers to entry for the average individual and lucrative returns are currently mainly realized by the “big guys”: private equity firms and larger-scale developers. We intend to leverage technology to democratize access to short-term rental investments. To support this goal, we intend to build what we believe would be a new model for property ownership and real estate investment. We believe in simplified wealth creation, access to new markets, diversification, exceptional Guest experiences, and community-building network effects.

We intend to provide retail investors the opportunity to participate in short-term rental properties we acquire by offering a minority interest in each portfolio property. We intend to make that opportunity available pursuant to exempt offerings directed at those retail investors (as well as institutional investors), which we plan to call “Syndicate Members.”

We plan to acquire single-family homes, renovate them to optimize after-repair value, if needed, list them on short-term rental sites and manage them for our benefit and for the benefit of Syndicate Members who purchased minority interests in our acquired properties. In addition to managing the property operations, we will also manage the financial performance of the asset. We are integrating the power of multiple proven models across syndication, investment, and property management.

As of October 31, 2022, we owned and operated properties in different cities like Dallas in Texas, Kissimmee, Davenport, and Champions Gate in Florida. We are building a pipeline for acquiring additional properties to be listed on Airbnb and Vacasa.

As of October 31, 2022, our majority stockholder, ReAlpha Tech Corp. owned substantially all of our outstanding common stock. Accordingly, ReAlpha Tech Corp. exerts and will continue to exert significant influence over us and any action requiring the approval of the holders of our common shares, including the election of directors and amendments to our organizational documents, such as increases in our authorized shares of common shares and approval of significant corporate transactions.

Recent Developments

Our Regulation A+ (“Reg A+”) offering was qualified by the SEC in late September 2021. Subsequently, as previously reported, we sought requalification by amendment of our Offering Statement on Form 1-A, which was declared effective by the SEC on August 3, 2022 (the “Amendment”). Reg A+ offerings are exempt from state Blue Sky registration requirements for sales of up to $75 million. Despite the Blue Sky filing exemption, however, many states still require a Blue Sky “notice” filing to inform them about securities being offered and sold to their respective residents. Over the course of the year, we faced some challenges with certain state securities agencies related to late Blue Sky notice filings made by our previous securities counsel. As a result, we paused our Reg A+ campaign in May and filed the Amendment with the SEC, disclosing these issues, and were successfully requalified as an active securities issuer. Since the closing of this semi-annual period, we concluded the Regulation A+ (Reg A) campaign on January 19, 2022.

ReAlpha Acquisitions Churchill, LLC, a wholly-owned subsidiary of the Company was formed on May 17, 2022, to hold properties acquired and utilizing financing provided by Churchill Finance I, LLC. ReAlpha Acquisitions Churchill, LLC, executed a master credit facility worth up to $200 million on August 18th, 2022. This credit facility allows a loan-to-cost ratio of up to 80% and is at a fixed rate of 12%. Access to this credit facility will allow reAlpha to acquire properties with the intention of utilizing them as short-term rental properties.

We have also formed an in-house brokerage, reAlpha Realty, LLC, a subsidiary of reAlpha Asset Management, Inc. (DBA reAlpha Homes) on September 12, 2022. reAlpha Realty, LLC operates out of a new office in Miramar, Florida, reAlpha Realty is led by Designated Broker Jorge Aldecoa, who also serves as President of reAlpha Homes.

In July 2022, we also signed a partnership with Free Spirit Spheres, a developer of tree houses that can be used for short-term rental. We intend to utilize this partnership for the development of tree houses in the United States for short-term rental to allow guests unique experiences consistent with our brand development strategy.

ReAlpha Homes and SAIML Pte. Limited, a Singapore-based asset management firm, has signed a binding term sheet to form a joint venture to invest $40.8 million in equity in rent-ready short-term rental (STR) properties. The joint venture, with a 51% stake held by reAlpha Homes and a 49% stake held by SAIML, plans to make up to $200 million in investments across California, Arizona, Florida, and Tennessee, leveraging the reAlphaBRAIN to identify properties that meet its investment criteria. The joint venture may also expand its partnership by contributing an additional $61.2 million of equity, with the potential to invest up to $500 million in STR properties through additional debt financing. As of October 31, 2022, no homes have yet been purchased under this joint venture.

On December 1, 2022 reAlpha Homes entered into an agreement with GEM Global Yield LLC SCS, a Luxembourg-based private alternative investment group, for a $100 million capital commitment. The agreement includes a share subscription facility of up to $100 million for a 36-month term following a public listing of reAlpha Home’s shares, which the company will have control over in terms of timing and, within certain limits, the maximum amount of each individual drawdown. There is no minimum drawdown obligation.

In connection with the GEM facility for up to $100 million disclosed previously, reAlpha Homes reserved the NASDAQ ticker “RHOM”. The ticker is reserved for a period of twenty-four (24) months from the date of the reservation November 29, 2022.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our Offering Circular, which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A of the Securities Act of 1933, as amended (the “Securities Act”). In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Offering Results

As of October 31, 2022, we were offering up to $75.0 million of our common stock under Regulation A (the “Offering”). The Offering closed effective January 19, 2022. The Offering was being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. As of October 31, 2022, we had raised total proceeds of $5,128,200, from settled subscriptions in our Offering for an aggregate of 512,820 of our common shares. Our offering results were delayed by a requalification process with the SEC as a result of filing a post-effective amendment on Form 1-A. Effective August 3, 2022, we received notice of qualification from the SEC. Through the Closing of the Offering, we raised $9,098,750 in gross proceeds of our common stock.

Results of Operations for Six Months Ended October 31, 2022

For the six months ended October 31, 2022, our revenues were $59,789 our operating expenses were $166,235 our non-operating expenses were $1,508,704 and our net loss was $1,615,149.

During the period May 01, 2022 to October 31, 2022, we sold seven properties for a total sale consideration of $ 1,679,900 and repaid loans amounting to $ 1,059,211.

Liquidity and Capital Resources

As of October 31, 2022, we had cash and cash equivalents of $638,229 consisting of $624,298 in cash, and restricted cash of $13,931.

We require capital to fund our investment activities and operating expenses. Our capital sources include the proceeds from our Offering from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations.

As of October 31, 2022, we anticipate that cash on hand and future offerings, including the Offering, will provide sufficient liquidity to meet future funding commitments and costs of operations. Our liquidity plan to facilitate the ramping up of our operations will require additional offerings and funding sources.

Capital Expenditures

We do not have any material contractual obligations for ongoing capital expenditures at this time.

Promissory Notes

We have issued secured promissory notes to lenders in connection with the acquisition of our four properties. These promissory notes bear annual interest rates ranging from 8.5% to 12.5%, have maturity dates of one year, and are guaranteed by Giri Devanur, our CEO.

Operating Plan

Our business plan includes acquiring properties that yield in excess of our cost of funds, then investing in physical improvements and generating higher rental income via short-term rentals through platforms like Airbnb, including adding rental homes onto otherwise vacant sites. Our ability to acquire properties is dependent on our ability to meet ongoing capital needs through additional capital raises. There is no guarantee that any of these additional opportunities will materialize or that we will be able to take advantage of such opportunities. The growth of our real estate portfolio depends on the availability of suitable properties, which meet our investment criteria for which we can obtain appropriate financing and capital.

We will require additional funding to finance the growth of our current and expected future operations as well as to achieve our strategic objectives. We believe that our current available cash along with anticipated revenues will be sufficient to meet our cash needs for the near future. There can be no assurance that our financing and capital needs will be able to be met in amounts or on terms acceptable to us, if at all.

We intend to list our properties for short-term rental via digital hospitality platforms like Airbnb and Vacasa. The rental revenue generated by Airbnb and Vacasa for our properties is expected to be in the range consistent with similar properties on Airbnb and Vacasa. We intend to hold our properties for 1-5 years during which time, we will operate the properties as short-term rental income properties.

Off-Balance Sheet Arrangements

As of October 31, 2022, we had no off-balance sheet arrangements.

Trend information

According to the AIRDNA November 2022 market report, the demand for short-term rentals is still strong, but occupancy has slightly decreased. In November 2022, the number of nights booked for future travel in the U.S. increased by 13% compared to the previous year. Additionally, the average daily rate (ADR) increased by 5.7%. However, the significant increase in supply seen in 2022 is impacting performance, leading to a decline in occupancy from 54.5% in November 2021 to 51.8% in November 2022. This trend is not consistent across all regions, as markets that experienced the largest increase in supply during 2022 are seeing the greatest declines in occupancy beyond normal seasonal fluctuations.

A few key highlights from the market report include:

●	RevPAR (NET revenue per unit) rose by 0.4% YoY, +50.6% vs. 2019

●	Available listings reached 1.33 million – up 24.6% YoY and +19.5% vs. 2019

●	Total demand (nights) rose 17.0% YoY and sits 30.8% higher vs. 2019

●	Average daily rates rose 5.7% YoY to $301 and are up 34.8% vs. 2019

The macroeconomic environment is likely to continue supporting the growth of travel demand during the winter season. According to the TSA, the number of passengers was only 5% lower than in 2019 levels, which is the strongest reading since the beginning of the pandemic. Additionally, Arrivalist reported that auto trips increased by 3% compared to 2019. These key metrics indicate a positive outlook for travel despite economic uncertainty heading into 2023.

Investments in Rental Real Estate Properties and Real Estate Held for Improvement

Our investments in rental real estate properties and real estate held for improvement may include the acquisition of unimproved land, homes, townhomes, or condominiums that are (i) held as rental properties or (ii) held for redevelopment or are in the process of being renovated.

In accordance with FASB ASC 805, Business Combinations, the Company first determines whether the acquisition of a property qualifies as a business combination, which requires that the assets acquired and liabilities assumed constitute a business. If the property acquired does not constitute a business, the Company accounts for the transaction as an asset acquisition. The guidance for business combinations states that when substantially all of the fair value of the gross assets to be acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the asset or set of assets is not a business. All property acquisitions to date have been accounted for as asset acquisitions.

Upon acquisition of a property, the Company assesses the fair value of acquired tangible and intangible assets (including land, buildings, site improvements, above- and below-market leases, acquired in-place leases, other identified intangible assets, and assumed liabilities) and allocates the purchase price (including capitalized transaction costs) to the acquired assets and assumed liabilities. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant. During this process, we also evaluate each investment for purposes of determining whether a property can be immediately rented (presented on the consolidated balance sheets as “Investments in rental real estate properties, net”) or will need improvements or redevelopment (classified as “Investments in real estate held for improvement”).

For rental real estate properties, significant improvements are capitalized. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures above a pre-determined threshold that improve or extend the life of a property and for certain furniture and fixtures additions.

For real estate held for improvement, we capitalize on the costs of improvement as a component of our investment in each property. These include renovation costs and other capitalized costs associated with activities that are directly related to preparing our properties for their intended use. Other costs may include interest, property taxes, property insurance, and utilities. The capitalization period associated with our improvement activities begins at such time that development activities commence and concludes at the time that a property is available to be rented or sold.

At the completion of the improvement plan, a property is classified as either a rental property or available for sale. Once a property is ready for its intended use, expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures that improve or extend the life of a property and for certain furniture and fixtures additions.

Critical Accounting Policies

This discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our consolidated financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are defined as those that involve significant judgment and potentially could result in materially different results under different assumptions and conditions. Management believes the following critical accounting policies are affected by our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition:

Our revenues primarily consist of short-term rental revenues. We have the following revenue sources and revenue recognition policies:

●	Short-term rental revenues include revenues from the rental of our properties via Airbnb and such digital hospitality platforms.

Investment Property and Equipment and Depreciation: Property and equipment are carried at cost. Depreciation for buildings is computed principally on the straight-line method over the estimated useful lives of the assets ( 27.5 years). Depreciation of improvements to buildings, rental homes and equipment, and vehicles is computed principally on the straight-line method over the estimated useful lives of the assets (ranging from 3 to 27.5 years). Land & its development costs are not depreciated but are capitalized as Land and land improvements. Interest expenses, Maintenance, and repairs are charged to expenses as incurred and improvements are capitalized. The costs and related accumulated depreciation of property sold or otherwise disposed of are removed from the financial statements and any gain or loss is reflected in the current year’s results of operations.

Impairment Policy:  The Company applies FASB ASC 360-10, “Property, Plant and Equipment,” to measure impairment in real estate investments. Rental properties are individually evaluated for impairment when conditions exist which may indicate that it is probable that the sum of expected future cash flows (on an undiscounted basis without interest) from a rental property is less than the carrying value under its historical net cost basis. These calculations of expected future cash flows consider factors such as future operating income, trends, and prospects, as well as the effects of leasing demand, competition, and other factors. Upon determination that a permanent impairment has occurred, rental properties are reduced to their fair value. For properties to be disposed of, an impairment loss is recognized when the fair value of the property (less the estimated cost to sell) is less than the carrying amount of the property measured at the time there is a commitment to sell the property and/or it is actively being marketed for sale. A property to be disposed of will be reported at the lower end of the carrying amount or its estimated fair value, less its cost to sell. Subsequent to the date that a property is held for disposition, depreciation expense is not recorded.

Income Taxes: We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon the ultimate settlement with the related tax authority. We recognize interest and penalties, if any, with income tax expense in the accompanying consolidated statement of operations.

Our Corporate History and Structure

ReAlpha Tech Corp, our parent company, was incorporated as a technology company in Delaware on November 30, 2020. Since then, it has built technologies and platforms to identify, select, and acquire properties for short-term rental on Airbnb and other digital hospitality platforms. ReAlpha Asset Management, Inc. was incorporated in Delaware on April 22, 2021, to benefit from the technologies being developed by ReAlpha Tech Corp. We have signed a Technology License Agreement with ReAlpha Tech Corp to provide access to those technologies to scale our business operations, including the acquisition of properties. Additionally, we will also be leveraging future technologies developed by ReAlpha Tech Corp for the benefit of investors, syndicate members, and guests.

Item 2. Other Information

Jorge Aldecoa has been appointed as the president of ReAlpha Asset Management, Inc. doing business as reAlpha Homes, the first employee, and another executive to our executive team. Mr. Aldecoa has led the property management of a $1 billion portfolio as one of the early hires and Regional Vice Presidents at THR Property Management dba Invitation Homes from 2013-2014. Invitation Homes has a business model similar to the Company in that it acquires and manages single-family residential homes, but for long-term rentals versus short-term rentals (as the Company does). Mr. Aldecoa will report to Michael Logozzo, CFO and COO for the Company and ReAlpha Tech Corp (the “Parent Company”).

Item 3. Financial Statements

REALPHA ASSET MANAGEMENT, INC

AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

October 31, 2022 and April 30, 2022

	Oct 31, 2022	Apr 30, 2022
	(unaudited)
ASSETS
Investments in real estate, net	$2,171,578	$3,766,649
Cash	624,298	1,639,241
Restricted cash	13,931	23,311
Accounts receivable	8,919	133,797
Prepaid expenses and other assets	616,097	110,114

TOTAL ASSETS	$3,434,823	$5,673,112

LIABILITIES AND EQUITY
Liabilities
Long-term debt, net	$1,202,709	$2,229,162
Settling subscriptions, net of offering costs	361,605	4,273,097
Accounts payable	693,192	54,972
Related party payables	822,291	1,712,426
Accrued expenses	30,503	35,210
Total liabilities	3,110,299	8,304,867

Equity
Common stock	40,473	40,010
Additional paid-in capital	5,092,580	509,990
Accumulated deficit	(4,808,529)	(3,193,380)
Total stockholders’ equity (deficit) of ReAlpha Asset Management, Inc.	324,524	(2,643,380)

Non-controlling interests’ members’ equity	-	11,625
Total shareholders’ equity	324,524	(2,631,755)

TOTAL LIABILITIES AND EQUITY	$3,434,823	$5,673,112

REALPHA ASSET MANAGEMENT, INC

AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

For the Six Months Ended October 31, 2022, and 2021 (unaudited)

	For the Six Months Ended Oct 31, 2022	For the Six Months Ended Oct 31, 2021
	(unaudited)	(unaudited)
Rental Income	$59,789	$73,771

Expenses
Real estate taxes and insurance	46,513	54,226
Rental fees	8,690	20,170
Repairs and maintenance	8,537	7,992
Property management fees and utilities	30,972	21,292
General and administrative expenses	886,686	207,063
Advertising expense	537,550	286,556
Depreciation and amortization	71,523	42,616
Interest expense, net	84,468	58,137
Total expenses	1,674,938	698,052

Net Loss	(1,615,149)	(624,281)

Less: Net Loss Attributable to Non-Controlling Interests	-	(5,871)

Net Loss Attributable to ReAlpha Asset Management, Inc.	$(1,615,149)	$(618,410)

REALPHA ASSET MANAGEMENT, INC

AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Stockholders’ Equity (Deficit)

For the Six months Ended October 31, 2022 and 2021 (unaudited)

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	ReAlpha Asset Management, Inc. and Subsidiaries Equity	Non-Controlling Interest Members’ Equity	Total Shareholders’ Equity
Balance at April 30, 2021	$40,000	$410,000	$(3,342)	$446,658	$24,929	$471,587
Net loss	-	-	(3,190,038)	(3,190,038)	(13,304)	(3,203,342)
Contributions	10	99,990	-	100,000	-	100,000
Balance at April 30, 2022	$40,010	$509,990	$(3,193,380)	$(2,643,380)	$11,625	$2,631,755
Net loss	-	-	(1,615,149)	(1,615,149)	-	(1,615,149)
Contributions	463	4,582,590	-	4,583,053	(11,625)	4,571,428
Balance at October 31, 2022	$40,473	$5,092,580	$(4,808,529)	$324,524	$-	$324,524

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	ReAlpha Asset Management, Inc. and Subsidiaries Equity	Non-Controlling Interests Equity	Total Shareholder’s Equity
Balance at April 22, 2021	$-	$-	$-	$-	$-	$-
Net income	$-	$-	$(3,342)	$(3,342)	$(71)	$(3,413)
Contributions	$40,000	$410,000	$-	$450,000	$25,000	$475,000
Unrealized loss on investments	$-	$-	$-	$-	$-	$-
Balance at April 30, 2021	$40,000	$410,000	$(3,342)	$446,658	$24,929	$471,587
Net loss	$-	$-	$(618,410)	$(618,410)	$(5,871)	$(624,281)
Contributions	$-	$-	$-	$-	$-	$-
Balance at October 31, 2021	$40,000	$410,000	$(621,752)	$(171,752)	$19,058	$(152,694)

REALPHA ASSET MANAGEMENT, INC

AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

For the Six Months Ended October 31, 2022 and 2021 (unaudited)

	For the Six Months Ended Oct 31, 2022	For the Six Months Ended Oct 31, 2021
	(unaudited)	(unaudited)
Cash Flows from Operating Activities
Net loss	$(1,615,149)	$(624,281)
Adjustments to reconcile net loss to net cash and restricted cash used in operating activities:
Depreciation and amortization	71,523	42,616
Gain/(Loss) on sale of real estate investments	(125,098)	-
Changes in operating assets and liabilities:
Accounts receivable	124,878	-
Related party receivables	-	1,612,016
Prepaid expenses and other current assets	(505,983)	(124,294)
Accounts payable	638,220	-
Related party payables	(890,135)	-
Accrued expenses	(4,707)	42,407

Total adjustments	(691,304)	1,572,745

Net cash and restricted cash used in operating activities	(2,306,453)	948,464

Cash Flows from Investing Activities
Additions to real estate investments	1,504	(1,891,483)
Proceeds from sale of real estate investments	1,679,900	-

Net cash and restricted cash used in investing activities	1,681,404	(1,891,483)

Cash Flows from Financing Activities
Proceeds from issuance of long-term debt	-	-
Payments of long-term debt	(1,059,211)	-
Deferred financing costs	-	-
Contributions	4,571,428	1,108,416
Settling subscription stock contributions	(3,911,492)	974,250

Net cash and restricted cash provided by financing activities	(399,275)	2,082,666

Net increase in cash and restricted cash	(1,024,323)	1,139,647

Cash and Restricted Cash - Beginning of Year	$1,662,552	$333,220

Cash and Restricted Cash - End of Year	$638,229	$1,472,867

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	86,210	463,522

Reconciliation of Cash and Restricted Cash:
Cash	624,298	971,944
Restricted cash	13,931	500,923
Total cash and restricted cash	$638,229	$1,472,867

Notes to Condensed Consolidated Financial Statements October 31, 2022 (unaudited)

Note 1. Nature of Operations

ReAlpha Asset Management, Inc. (DBA reAlpha Homes), incorporated in Delaware on April 22, 2021, together with its subsidiaries described below are collectively referred to as “the Company”. The Company is primarily engaged in the business of the identification, acquisition, financing, marketing, and management of short-term rental properties for the benefit of the Company’s members and shareholders.

As of October 31, 2022, the Company has the following subsidiaries:

	Oct 31, 2022	Oct 31, 2021
Company Name	% of Ownership	% of Ownership
reAlpha Series 1 LLC	100%	75%
reAlpha 1011 Gallagher LLC	100%	75%
reAlpha Acquisitions LLC	100%	100%
reAlpha 503 North Patton LLC	100%	100%
reAlpha 7 LLC	100%	100%
reAlpha LLC	100%	100%
reAlpha Acquisitions WF LLC	100%	-
reAlpha Acquisitions Churchill LLC	100%	-
reAlpha Realty LLC	100%	-

NOTE 2 – GOING CONCERN

The Company’s consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company commenced operations on April 22, 2021, and has not yet realized its planned operations. The Company is dependent upon additional capital resources for the full commencement of its planned operations and is subject to significant risks and uncertainties, including failing to secure funding to commence the Company’s planned operations or failing to profitably operate the business.

Management believes that the Company will continue to incur losses for the foreseeable future and will need equity or debt financing or will need to generate additional revenues from the property rental activity to sustain its operations until it can achieve profitability and positive cash flows. The Company intends to raise funds through various potential sources, such as equity or debt financings; however, the Company can provide no assurance that such financing will be available on acceptable terms, or at all. If adequate financing is not available, the Company may be required to significantly curtail or cease its operations, and its business would be jeopardized.

Management has determined that these matters, among others, raise substantial doubt about the Company’s ability to continue as a going concern for a period of at least one year from the date these consolidated financial statements are issued. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 3: Summary of Significant Accounting Policies

Basis of Presentation

The Company prepares its consolidated financial statements under the accrual basis of accounting, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC.

Principles of Consolidation

The Company consolidates entities when the Company owns, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. The Company consolidates variable interest entities (“VIEs”) in accordance with Accounting Standards Codification (“ASC”) 810, Consolidation if the Company is the primary beneficiary of the VIE as determined by the power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve or are conducted on behalf of, an investor that has disproportionately few voting rights.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Settling Subscriptions

Settling subscriptions presented on the consolidated balance sheet represent equity subscriptions for which funds have been received but the common stock has not yet been issued. Under the terms of the Offering Circular for our common stock, subscriptions will be accepted or rejected by us. Once a subscription agreement is accepted, settlement of the shares will occur. We rely on our capital raising platform provider to notify us that funds have been settled for this purpose, which may differ from the time that cash is posted to our bank statement.

Investment in Real Estate and Depreciation and Amortization

Real estate assets are carried at cost. Depreciation is calculated on the straight-line method over the estimated lives of the assets (27.5 years for residential rental property and 5 years for furniture and fixtures). Major additions and betterments are capitalized and depreciated. Maintenance and repairs, which do not improve or extend the estimated useful lives, are expensed as incurred. Upon disposal of assets, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss resulting from the disposal is recorded in the period of disposition in the accompanying consolidated statement of operations.

Impairment Policy

The Company applies FASB ASC 360-10, “Property, Plant & Equipment,” to measure impairment in real estate investments. Rental properties are individually evaluated for impairment when conditions exist which may indicate that it is probable that the sum of expected future cash flows (on an undiscounted basis without interest) from a rental property is less than the carrying value under its historical net cost basis. These expected future cash flows consider factors such as future operating income, trends, and prospects as well as the effects of leasing demand, competition, and other factors. Upon determination that a permanent impairment has occurred, rental properties are reduced to their fair value. For properties to be disposed of, an impairment loss is recognized when the fair value of the property, less the estimated cost to sell, is less than the carrying amount of the property measured at the time there is a commitment to sell the property and/or it is actively being marketed for sale. A property to be disposed of is reported at the lower of its carrying amount or its estimated fair value, less its cost to sell. Subsequent to the date that a property is held for disposition, depreciation expense is not recorded. There were no such impairment adjustments during the period ending October 31, 2022.

Revenue Recognition

Revenues are recognized in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 606 for revenue recognition. The Company recognizes revenues in a manner to depict the transfer of goods or services to a customer at an amount that reflects the consideration expected to be received in exchange for those goods or services. The Company considers revenue realized or realizable and earned when all the five following criteria are met: (1) identification of the contract with a customer, (2) identification of the performance obligations in the contract, (3) determination of the transaction price, (4) allocation of the transaction price to the performance obligations in the contract and (5) recognition of revenue when (or as) performance obligations are satisfied.

Revenues primarily consist of short-term rental revenues, fees, and other income and gains generated by the sale of properties. The Company has the following revenue sources and revenue recognition policies:

●	Short-term rental revenues include revenues from the rental of properties via Airbnb and similar digital hospitality platforms.

●	Fee and other income include late fees, violation fees, and other revenue arising from contractual agreements with third parties. This revenue is recognized as the services are transferred in accordance with ASC 606

Deferred Financing Costs

Deferred financing costs represent loan fees, legal fees, and other third-party costs associated with obtaining financing and are presented on the balance sheet as a direct deduction from the carrying value of the associated debt. These costs are amortized to interest expense over the terms of the respective financing agreements using the interest method. Unamortized deferred financing costs are generally expensed when the associated debt is refinanced or repaid before maturity unless specific rules are met that would allow for the carryover of such costs. Costs incurred in seeking financing transactions that do not close are expensed in the period in which it is determined that the financing will not close.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The Company recognizes deferred tax assets to the extent that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If it is determined that the Company would be able to realize the deferred tax assets in the future in excess of their net recorded amount, an adjustment would be made to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) it is determined whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company recognizes interest and penalties, if any, with income tax expense in the accompanying consolidated statement of operations.

Statements of Cash Flows

For the purpose of reporting cash flows, cash and restricted cash include cash on hand and cash on deposit with financial institutions.

NOTE 4 – Investment in Real Estate

For the period ended October 31, 2022:

1.	Investments in real estate – Properties other than held for sale:

		Accumulated	Net
	Cost	Depreciation	Investment
Land	$189,500	$-	$189,500
Buildings and building improvements	1,713,265	(41,463)	1,671,836
Furniture and fixtures	52,748	(9,057)	43,691
Other	29,056	-	29,056

Total investment in real estate	$1,984,569	$(59,428)	$1,934,083

2.	Investment in real estate – Properties held for sale:

		Accumulated	Net
	Cost	Depreciation	Investment
Land	$16,774	$-	$16,774
Buildings and building improvements	213,384	(6,169)	207,215
Furniture and fixtures	16,280	(2,739)	13,541
Other	-	-	-

Total investment in real estate	$246,437	$(8,908)	$237,529

Investment in real estate consisted of the following as of October 31, 2021:

1.	Investments in real estate:

		Accumulated	Net
	Cost	Depreciation	Investment
Land	$328,448	$-	$328,448
Buildings and building improvements	2,558,712	(13,004)	2,545,708
Furniture and fixtures	142,880	(4,770)	138,110

Total investment in real estate	$3,030,040	$(17,774)	$3,012,266

NOTE 5 – Cash and Restricted Cash

As of October 31, 2022, the Company maintains its cash in four separate accounts with three financial institutions, and cash balances may, at times, exceed federally insured limits.

During the closing on an investment in rental real estate property or real estate held for improvement transaction, the Company may place a cash deposit on the property being acquired or fund amounts into escrow. These deposits are placed before the closing process of the property is complete.

NOTE 6: Long-Term Debt

The Company has issued promissory notes payable to lenders related to the acquisition of properties. These promissory notes range from 8.25% to 12.0%, with 1 year, as detailed below.

Long-term debt consisted of the following as of October 31, 2022 and October 31, 2021:

	October 31,	October 31,
	2022	2021
Mortgage note with a bank. The note bears interest at a rate of 8.49% and provides for monthly interest payments. The note matures on September 1, 2022, at which time there is a balloon payment of remaining principal and interest due, and is secured by the property as well as guaranteed by a shareholder of the Company.	$-	$217,500

Mortgage note with a bank. The note bears interest at a rate of 8.49% and provides for monthly interest payments. The note matures on July 1, 2022, at which time there is a balloon payment of remaining principal and interest due, and is secured by the property as well as guaranteed by a shareholder of the Company.	-	110,250

Mortgage note with a bank. The note bears interest at a rate of 8.49% and provides for monthly interest payments. The note matures on May 1, 2022, at which time there is a balloon payment of remaining principal and interest due, and is secured by the property as well as guaranteed by a shareholder of the Company.	-	226,737

Mortgage note with a bank. The note bears interest at a rate of 8.49% and provides for monthly interest payments. The note matures on August 1, 2022, at which time there is a balloon payment of remaining principal and interest due, and is secured by the property as well as guaranteed by a shareholder of the Company.	-	228,750

Mortgage note with a bank. The note bears interest at a rate of 8.49% and provides for monthly interest payments. The note matures on October 1, 2022, at which time there is a balloon payment of remaining principal and interest due, and is secured by the property as well as guaranteed by a shareholder of the Company.	-	177,974

Mortgage note with a bank. The note bears interest at a rate of 8.49% and provides for monthly interest payments. The note matures on November 1, 2022, at which time there is a balloon payment of remaining principal and interest due, and is secured by the property as well as guaranteed by a shareholder of the Company.	-	98,000

Mortgage note with a bank. The note bears interest at a rate of 5% + Prime with floor of 8.25% and provides for monthly interest payments. The note matures on February 10, 2023 at which time there is a balloon payment of remaining principal and interest due, and is secured by the property as well as guaranteed by a shareholder of the Company.	880,000	-

Mortgage note with a bank. The note bears interest at a rate of 4.75% + Prime with floor of 8.25% and provides for monthly interest payments. The note matures on April 15, 2023 at which time there is a balloon payment of remaining principal and interest due, and is secured by the property as well as guaranteed by a shareholder of the Company.	342,000	-

Mortgage note with a bank. The note bears interest at a rate of 8.49% and provides for monthly interest payments. The note matures on February 1, 2022, at which time there is a balloon payment of remaining principal and interest due, and is secured by the property as well as guaranteed by a shareholder of the Company.	-	150,000

Mortgage note with a bank. These notes bear interest rates of 8.49%-13.99% and provide for monthly interest-only payments. They mature in the next 12 months, at which time there is a balloon payment of remaining principal and interest due, and is secured by the property as well as guaranteed by a shareholder of the Company.	-	644,851

Mortgage note with a bank. The note bears interest at a rate of 8.49% and provides for monthly interest payments. The note matures on January 1, 2022, at which time there is a balloon payment of remaining principal and interest due, and is secured by the property as well as guaranteed by a shareholder of the Company.	-	152,136

Mortgage note with a bank. The note bears interest at a rate of 8.49% and provides for monthly interest payments. The note matures on September 1, 2021, at which time there is a balloon payment of remaining principal and interest due, and is secured by the property as well as guaranteed by a shareholder of the Company.	$-	126,000

Total Long-term debt	$1,222,000	$2,132,198

Less: Deferred financing costs, net	(19,291)	(20,922)

Total Long-term debt, net	$1,202,709	$2,111,276

Maturities of long-term debt as of October 31, 2022, are as follows:

2023	$1,222,000
Less: unamortized costs	$19,291

Total long-term debt, net	$1,202,709

NOTE 7: Shareholders’ Equity

The Company is authorized to issue up to 50,000,000 shares of Common Stock, par value $0.001 per share. As of October 31, 2022, there were 40,472,970 shares of Common Stock issued for a total consideration of $5,179,640 comprising Common Stock and Additional paid-in capital of $40,473 and $5,092,580 respectively. As of October 31, 2021 there were 40,000,000 shares of Common Stock issued for a total consideration of $ 450,000 comprising Common Stock and Additional paid-in capital of $40,000 and $410,000 respectively.

NOTE 8: Related Party Transactions

ReAlpha AMI has a Master Service Agreement with ReAlpha Tech Corp. for their patented technologies and platforms and will pay ReAlpha Tech Corp. a management fee of 20% of rental income.

ReAlpha AMI has a Payable to ReAlpha Tech Corp. totaling $ 822,291 as of October 31, 2022 and $1,607,298 as of October 31, 2021. The receivable & payable do not accrue interest.

NOTE 9: Commitments, Contingencies, and Concentrations

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition, or results of operations.

Ohio Subpoena

On May 2, 2022, the Company received a subpoena and request for deposition from the Ohio Division of Securities, relating to the Company’s communication with investors in the state of Ohio. The Ohio Division of Securities has not asserted any written allegations. The Company is fully cooperating with the Ohio Division of Securities. The Company cannot predict the eventual scope, duration, or outcome at this time. Accordingly, the Company is unable to estimate the reasonably possible loss or range of reasonably possible loss arising from these investigations.

NOTE 10: Subsequent Events

Management has evaluated all subsequent events through January 25, 2023, the date the consolidated financial statements were available to be issued. Based on this evaluation, below was identified which require disclosure in these consolidated financial statements.

ReAlpha Homes and SAIML Pte. Limited, a Singapore-based asset management firm, has signed a binding term sheet to form a joint venture to invest $40.8 million in equity in rent-ready short-term rental (STR) properties. The joint venture, with a 51% stake held by reAlpha Homes and a 49% stake held by SAIML, plans to make up to $200 million in investments across California, Arizona, Florida, and Tennessee, leveraging the reAlphaBRAIN to identify properties that meet its investment criteria. The joint venture may also expand its partnership by contributing an additional $61.2 million of equity, with the potential to invest up to $500 million in STR properties through additional debt financing.

On December 1, 2022 the company entered into an agreement with GEM Global Yield LLC SCS, a Luxembourg-based private alternative investment group, for a $100 million capital commitment. The agreement includes a share subscription facility of up to $100 million for a 36-month term following a public listing of reAlpha Home’s shares, which the company will have control over in terms of timing and, within certain limits, the maximum amount of each individual drawdown. There is no minimum drawdown obligation.

In connection with the GEM facility for up to $100 million disclosed previously, reAlpha Homes (“reAlpha”) reserved the NASDAQ ticker “RHOM”. The ticker is reserved for a period of twenty-four (24) months from the date of the reservation November 29, 2022.

The Company raised a total of $9,098,750 of gross proceeds through its offering.

Item 4. Exhibits

Exhibit No.	Description of Exhibit
2.1	Certificate of Incorporation* (Incorporated by reference from Exhibit 2.1 of Form 1-A/A filed on August 31, 2021)

2.2	Bylaws* (Incorporated by reference from Exhibit 2.2 of Form 1-A/A filed on August 31, 2021)

4.1	Form of Subscription Agreement** (previously filed as Exhibit 4.1 of to Form 1-U filed with the SEC on November 8, 2022)

6.1	Master Service Agreement dated April 28, 2021 by and between the Company and ReAlpha Tech Corp. (Incorporated by reference from Exhibit 6.1 filed as part of Form 1-A/A filed on June 9, 2021) *

6.2	Master Service Agreement dated April 28, 2021 by and between the Company and ReAlpha Operations, Inc. (Incorporated by reference from Exhibit 6.2 of Form 1-A/A filed on June 9, 2021)*

6.3	Technology License Agreement dated April 28, 2021 by and between the Company and ReAlpha Tech Corp (Incorporated by reference from Exhibit 6.3 of Form 1-A/A filed on June 9, 2021)*

6.4	Transfer Agent and Registrar Agreement dated May 3, 2021 by and between the Company and VStock Transfer, LLC (Incorporated by reference from Exhibit 6.4 of Form 1-A/A filed on June 9, 2021)*

6.5	Consent Order with Massachusetts Division of Securities (included in Exhibit 6.5 of Form 1-U filed with the SEC on April 15, 2022)*

6.6	Share Purchase by and among ReAlpha Asset Management, Inc., GEM Global Yield LLC SCS and GEM Yield Bahamas Limited, dated as of December 1, 2022 (included in Exhibit 6.1 of Form 1-U filed with the SEC on December 5, 2022)*

6.7	Registration Rights Agreement by and among ReAlpha Asset Management, Inc., GEM Global Yield LLC SCS and GEM Yield Bahamas Limited, dated as of December 1, 2022 (included in Exhibit 6.2 of Form 1-U filed with the SEC on December 5, 2022)*

6.8	Form of Warrant (For Share Repurchase Agreement included in Exhibit 6.6 hereto) (included in Exhibit 6.3 of Form 1-U filed with the SEC on December 5, 2022)*

6.9	Joint Venture Binding Term Sheet by and between reAlpha Asset Management, Inc. and SAIML Pte. Ltd. (filed as Exhibit 1.1 to Form 1-U filed with the SEC on November 18, 2022)*

8.1	Form of Tri-party Escrow Agreement (Filed as Exhibit 8.1 of Form 1-K/A filed on September 7, 2022*

*	Previously filed
**	Filed herewith